RADIUS HEALTH, INC.
201 BROADWAY, 6TH FLOOR

CAMBRIDGE, MASSACHUSETTS 02139

November 15, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Radius Health, Inc.

Registration Statement on Form S-1 (Registration No. 333-179397)
and Registration Statement on Form 8-A (File No. 001-35726)
Request for Withdrawal

Ladies and Gentlemen:

Radius Health, Inc. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-179397) on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 6, 2012 and amended on September 28, 2012, October 19, 2012 and November 7, 2012 (the “Registration Statement”).  Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to general market conditions.  Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.  In addition, the Company hereby applies for withdrawal of the Company’s Registration Statement on Form 8-A (File No. 001-35726), filed with the Commission on November 5, 2012.

The Company may undertake one or more subsequent private offerings in reliance on Rule 155(c) under the Act.  The Company also requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please do not hesitate to contact Peter Handrinos at (617) 948-6060 or B. Shayne Kennedy at (714) 755-8181, of Latham & Watkins LLP.  Thank you for your assistance in this matter.

Very truly yours,

RADIUS HEALTH, INC.

By:	/s/Michael S. Wyzga
Name: Michael S. Wyzga
Title: President and Chief Executive Officer

cc: Peter Handrinos, Latham & Watkins LLP